UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date November 12, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

2

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON EXCHANGE OF THE SELF-RAISED

FUNDS FUNDED IN ADVANCE WITH PROCEEDS

FROM THE ISSUANCE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors warrant that the information set out in this announcement is true, accurate and complete, and that there is no false or misleading statement in or material omission from the information disclosure.

1.	BASIC PROFILE OF THE PROCEEDS

With the approval by the Approval of Non-Public Issuance of Shares by China Eastern Airlines Corporation Limited (CSRC Approval [2021] No. 3298) (《關於核准中國東方航空股份有限公司非公開發行股票的批覆》 (證監許可 [2021]3298號)) from the China Securities Regulatory Commission (the “CSRC”), the Non-public Issuance of 2,494,930,875 A Shares was carried out by the Company at the issue price of RMB4.34 per share, with the gross proceeds of RMB10,827,999,997.50. After deduction of the issuance expenses of RMB7,638,943.48 (tax exclusive) , the actual net proceeds amounted to RMB10,820,361,054.02. The abovesaid net proceeds have been received on 27 October 2021. Ernst & Young Hua Ming LLP (“Ernst & Young”) has examined the receipt of proceeds from the Non-public Issuance of A Shares, and issued Capital Verification Report on China Eastern Airlines Corporation Limited (Ernst & Young Hua Ming (2021) Yan Zi No. 61056687_B02) (《中國東方航空股份有限公司驗資報告》(安永華明 (2021) 驗字第 61056687_B02號 ).

The Company has opened a special account for the proceeds so as to deposit the abovesaid proceeds as required by the relevant documents such as the Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision) (《上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》). In addition, the Company, the sponsor and the special account-opening bank have entered into the tripartite supervision agreement for the proceeds. For details, please refer to the Announcement on the Entering into the Tripartite Supervision Agreement For the Special Deposit Account of Proceeds (《關於簽訂募集資金專 戶存儲三方監管協定的公告》) published by the Company on the website of Shanghai Stock Exchange (www.sse.com.cn) on 29 October.

2.	INVESTMENT PROJECTS WITH THE PROCEEDS

According to the relevant resolutions considered and approved in the ninth ordinary meeting of the ninth session of the board of directors convened by the Company on 2 February 2021, 2021 first Extraordinary General Meeting, the 2021 first A Shareholders Class Meeting and the 2021 first H Shareholders Class Meeting convened on 29 March 2021, the gross proceeds to be raised from the Non-public Issuance of A Shares of the Company shall not exceed RMB10,828 million (RMB10,828 million inclusive), and the Company intended to use all of the net proceeds, after deducting related issuance expenses, for the following projects:

		Aggregate amount	Proposed amount of
		of investment	proceeds to be applied
No.	Names of project	(RMB’0,000)	(RMB’0,000)
1	Replenishment of liquidity	482,800.00	482,800.00
2	Repayment of debts	600,000.00	600,000.00
	Total	1,082,800.00	1,082,800.00

If the time of receiving the proceeds from the issuance is not in line with the progress of actual repayment of corresponding bank borrowings and other interest-bearing liabilities of the Company, the Company will first repay them with its own capital, and then replenish its capital with the corresponding amount of proceeds from the issuance. To the extent as permitted by relevant laws and regulations and as authorized by the resolutions passed at the general meeting, the board of directors shall be entitled to adjust or determine the projects to be invested with the proceeds, the amount required and other detailed arrangements.

3.	INITIAL INVESTMENT IN INVESTMENT PROJECTS FOR THE PROCEEDS WITH SELF-RAISED FUNDS

China Eastern Airlines has implemented the initial investment in this investment project for the proceeds with self-raised funds before the proceeds were received. According to the Verification Report on the Initial Investment in Investment Projects for the Proceeds with Self-raised Funds by China Eastern Airlines Corporation Limited (Ernst & Young Hua Ming (2021) Zhuan Zi No. 61056687_B34) (《中國東方航空股份有限公司以自籌資金預先投入募集資金投資項目情況的鑒證報告》 (安永華明 (2021)專字第 61056687_B34號 )) (the “Special Verification Report”) issued by Ernst & Young, as of 28 October 2021, the actual amount of investment in aggregate for the initial investment in projects for the proceeds with self-raised funds by China Eastern Airlines amounted to RMB6,000 million.

			Amount of initial
	Aggregate amount	Proposed amount of	investment with
	of investment	proceeds to be applied	self-raised funds
Name of project	(RMB’0,000)	(RMB’0,000)	(RMB’0,000)
Repayment of debts	600,000.00	600,000.00	600,000.00
Total	600,000.00	600,000.00	600,000.00

4.	PROCEEDS IN EXCHANGE FOR INITIAL INVESTMENT WITH SELF-RAISED FUNDS

China Eastern Airlines intended to apply the proceeds of RMB6,000 million in exchange for the self-raised funds on initial investments in investment projects for the proceeds. The specific details are as follows:

		Proposed amount	Amount of initial
	Aggregate amount	of proceeds	investment with	Amount in
	of investment	to be applied	self-raised funds	this exchange
Name of projects	(RMB’0,000)	(RMB’0,000)	(RMB’0,000)	(RMB’0,000)
Repayment of debts	600,000.00	600,000.00	600,000.00	600,000.00
Total	600,000.00	600,000.00	600,000.00	600,000.00

5.	RELEVANT PROCEDURES OF APPROVAL ON PROCEEDS IN EXCHANGE FOR INITIAL INVESTMENT WITH SELF-RAISED FUNDS

On 29 October 2021, the Resolution on the Application of Proceeds from the Non-Public Issuance of A Shares in Exchange for the Initial Investment of Self-raised Funds by the Company (《關於使用非公開發行 A股股票項目募集資金置換公司預先投入自籌資金的議案》 ) was considered and approved by the 2021 fifth regular meeting of the ninth session of the board of directors and the fifteenth meeting of the ninth session of the supervisory committee of the Company, respectively. The independent directors of the Company have expressed their definite views of consent to the matter. The procedures of consideration on the matter complied with the requirements in relevant regulations such as the Regulatory Guidelines on the Listed Companies No. 2 — Regulatory Requirements for the Management and Utilisation of Funds Raised by Listed Companies (《上市公司監管指引第2號—上市公司募集資金管理和使用的監管要求》 ) and the Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision) (《上海證券交易所上市公司募集資金管理辦法 (2013 年修訂 ) 》).

6.	EXPLANATION ON SPECIAL OPINIONS

(1)	Assurance opinions from the accounting firm

Ernst & Young Hua Ming LLP has conducted the special auditing on the actual use of self-raised funds on the investment projects for the proceeds by the Company and issued the Special Verification Report (Ernst & Young Hua Ming (2021) Zhuan Zi No. 61056687_ B34) (安永華明 (2021) 專字第 61056687_B34 號《專項鑒證報告》).

Ernst & Young Hua Ming LLP considered that: the above report on the utilisation of self-raised fund in investment project of China Eastern Airlines has been prepared in accordance with the Regulatory Guidelines on the Listed Companies No. 2 — Regulatory Requirements for the Management and Utilisation of Funds Raised by Listed Companies (《上市公司監管指引第 2號 —上市公司募集資金管理和使用的監管要求》) issued by the CSRC and the Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision) (《上海證券交易所上市公司募集資金管理辦法 (2013 年修訂 )》) issued by the Shanghai Stock Exchange and has reflected in all major aspects the preliminary investment of investment projects for the proceeds of China Eastern Airlines as of 28 October 2021.

(2)	The opinions from examination by the sponsor

1.

Ernst & Young Hua Ming LLP has conducted the special auditing on the use of self-raised funds on the investment projects for the proceeds by the Company, and issued the Special Verification Report (Ernst & Young Hua Ming (2021) Zhuan Zi No. 61056687_B34) (安永華明 (2021)專字第 61056687_B34號《專項鑒證報告》). The Resolution on the Application of Proceeds from the Non-public Issuance of A Shares in Exchange for the Initial Investment of Self-raised Funds by the Company (《關於使用非公開發行 A股股票項目募集資金置換公司預先投入自籌資金的議案》) was considered and approved by the fifth regular meeting of the ninth session of the board of directors and the fifteenth meeting of the ninth session of the supervisory committee of the Company, respectively. The independent directors of the Company have expressed their definite views of consent that this exchange was carried out in less than 6 months from the time when proceeds was received and the Company has fulfilled those necessary procedures of approval at the current stage, which complied with relevant regulations such as the Regulatory Guidelines on the Listed Companies No. 2 — Regulatory Requirements for the Management and Utilisation of Funds Raised by Listed Companies (《上市公司監管指引第 2號 —上市公司募集資金管理和使用的監管要求》) and the Administrative Measures of the Shanghai Stock Exchange for the Proceeds of Listed Companies (2013 Revision) (《上海證券交易所上市公司募集資金管理辦法 (2013年修訂)》).

2.	Guotai Junan agreed that China Eastern Airlines applied the proceeds of RMB6,000 million in exchange for the self-raised funds for initial investments in investment projects for the proceeds.

(3)	Opinions from independent directors

The practice of the Company to take initial investment in projects for the proceeds with self-raised funds can help enhancing the efficiency in the use of proceeds, and satisfy the needs in the interests of the Company’s development and is in the interests of all shareholders.

The practice that the Company applied the proceeds in exchange for the self-raised funds for initial investments in projects for the proceeds complied with the requirements in relevant laws, regulations and regulatory documents. The exchange of the proceeds by the Company was carried out in less than 6 months from the time when the proceeds were received, while the use of the proceeds has no conflicts with implementation plan of the investment projects for the proceeds, causes no impact on the normal operation of the investment projects for the proceeds and there is no circumstance where the use of proceeds being changed in disguise and the interests of shareholders being harmed. Accordingly, we unanimously agreed that the Company applied the proceeds from the Non-public Issuance of A Shares in exchange for the self-raised funds for the initial investments in investment projects for the proceeds.

(4)	Opinions from the supervisory committee

The board of directors of the Company applied the proceeds in exchange for the self-raised funds for the initial investments of RMB6,000 million by the Company in investment projects for the proceeds. This exchange caused no impact on the normal operation of the investment projects for the proceeds, while there is no circumstance where the use of proceeds being changed in disguise and the interests of shareholders being harmed. In order to enhance the efficiency, it is agreed that the board of directors of the Company authorized the President of the Company and its authorized persons to specifically carry out the matters related to the exchange for the self-raised funds in initial investments by the Company with the proceeds.

7.	DOCUMENTS FOR INSPECTION

1.	Resolutions of the fifth regular meeting of the ninth session of the board of directors of China Eastern Airlines Corporation Limited (《中國東方航空股份有限公司第九屆董事會第 5次例會決議》)

2.	Resolutions of the fifteenth meeting of the ninth session of the Supervisory Committee of China Eastern Airlines Corporation Limited (《中國東方航空股份有限公司第九屆監事會第 15次會議決議》)

3.

Independent Advice from Independent Directors of China Eastern Airlines Corporation Limited on the Application of Proceeds from Non-public Issuance of A Shares in Exchange for the Self-raised Funds for Initial Investments by the Company (《中國東方航空股份有限公司獨立董事關於使用非公開發行 A股股票項目募集資金置換公司預先投入自籌資金的獨立意見》 )

4.

Special Opinions from Examination of Guotai Junan Securities Co., Ltd. on Application of Proceeds from Non-public Issuance of A Shares by China Eastern Airlines Corporation Limited in Exchange for the Self-raised Funds for Initial Investments by the Company (《國泰君安證券股份有限公司關於中國東方航空股份有限公司使用非公開發行 A股股票項目募集資金置換公司預先投入自籌資金的專項核查意見》 )

5.

Verification Report on the Initial Investment in Investment Projects for the Proceeds with Self-raised Funds by the China Eastern Airlines Corporation Limited (Ernst & Young Hua Ming (2021) Zhuan Zi No. 61056687_B34)) (《中國東方航空股份有限公司以自籌資金預先投入募集資金投資項目情況的鑒證報告》 (安永華明 (2021) 專字第61056687_B34 號 )) issued by Ernst & Young Hua Ming LLP

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China
10 November 2021

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).